

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 6010

March 13, 2008

James Vandeberg
Chief Financial Officer
Regi U.S., Inc.
240 – 11780 Hammersmith Way
Richmond, British Columbia V7A 5E9, Canada

> **RE:** **Regi U.S., Inc.**
> **Form 10-KSB for the fiscal year ended April 30, 2007**
> **File No. 0-23920**

Dear Mr. Vandeberg:

We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Branch Chief